               S O N F I E L D  &  S O N F I E L D
                   A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-1937 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com ERIN MONROE Legal Assistant erin@sonfield.com

By facsimile, overnight delivery and EDGAR

July 31, 2009

Ms. Jessica Plowgian
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720

RE:      Arrayit Corporation
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31,2008 Filed June 4,2009
Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended March 31,2009 Filed May 22,2009 File No. 1-16381

Dear Ms. Plowgian:

This letter is in response to your comments about the captioned filing dated May 22, 2009.  We will address each of your comments in the order presented and, for your convenience; we will restate each of your comments before our response.
Form 10-K/A for the Fiscal Year Ended December 31, 2008 Comment Letters Issued by the SEC, page 9

1.
We note your response to comment one. We do not believe that our comment related to your application of EITF 00-19 in accounting for your convertible notes has been resolved. To the extent that you choose to provide disclosure related to unresolved staff comments, please revise your disclosure to include discussion of all unresolved SEC comments issued 180 days or more before the end of your fiscal year.

The Company would very much want to resolve this open issue with the Commission.  Accordingly the Company would welcome the opportunity to further resolve this issue by meeting directly with the Commission Staff.   Until the Commission concurs with the Company the Company will revise Form 10-K to include a discussion of the unresolved issue.

The Company agrees with the Commission’s comments and has further refined its Note 10 derivative disclosure.   Specifically, the Company agrees

a)
That the conversion feature on the Discounted Convertible Notes Payable due to SovCap is an embedded derivative that should be separated from the debt host and accounted for at fair value under SFAS 133.  The Company has treated the conversion feature as a derivative and so stated in Note 10.

b)
That the notes being convertible at a rate of 75% of the average closing bid price of the company's common stock results in the number of shares that could be required to be delivered upon settlement being indeterminate..  The Company agrees and explicitly so stated in Note 10.

The Commission further requested that the Company “Refer to paragraph 20 of EITF 00-19 and tell us how you considered this guidance in your analysis, as well as any other relevant criteria discussed in the EITF that you considered.”.  Footnote 10 to the Financial Statements has been enhanced to specifically refer to paragraph 20. as mitigated by Paragraph 21.

Item 7. Management's Discussion and Analysis or Plan of Operation, page 13 Restatement of Financial Statements, page 13

2.	Please revise your disclosure to discuss and explain the increase in your derivative liability and accrued expense balances from those previously recorded for the fiscal year ended December 31, 2007.

We have revised our disclosure to include a description of the derivative liability and the accrued expenses.

Debt Obligations, page 13

3.
We note your response to comment two from our letter dated May 6, 2009 as well as your revised disclosure on page 13. Please further revise your disclosure to explain the impact of the company's default with respect to your debt instruments, including, for example, the application of higher interest rates on the outstanding principal amounts of the relevant notes.

We have expanded our discussion to more emphatically state that there will be no impact of the Company’s continuing default pursuant to term (e) of the Oral Agreement.

4.
We note your references to a reverse split in various places in your Form 10-K. For example, you refer to a reverse split that was effective on March 19, 2009 on page 4 and to pre-split and post-split shares on page 13 that will be surrendered for cancellation upon settlement of debt obligations. Please disclose when the reverse stock split occurred, the classes of stock affected, and the ratio. Disclose the reasons for the reverse stock split and whether it resulted in an increase in authorized shares of common stock. Disclose whether the 12,478,357 shares to be issued upon settlement of debt are to be "post-split" shares and, if so, the percentage of outstanding "post-split" shares these shares will represent. If the shares to be issued upon settlement of debt are "pre-split" shares, disclose how many "post-split" shares will be issued and the percentage of outstanding "post-split" shares these shares will represent.

Revised note 1 to the financial statements and added a new section to the MD and A to address these points.

5.	In your response letter, and with a view to disclosure, provide the following information with respect to the reverse stock split:

•	Disclose whether shareholder approval was required for the reverse stock split and, if so, how and when you obtained such approval.

Arrayit is incorporated in Nevada and as such the Directors are empowered to approve stock splits without Shareholder approval.   There are no over riding company bylaws that require shareholder approval.

•
For each class of securities subject to the reverse stock split, disclose in a table the number of issued shares prior to the reverse stock split, the number of authorized but unissued shares that were reserved for specific purposes (disclosing the purposes) prior to the reverse stock split, and the number of authorized but unreserved shares of the company prior to the reverse stock split. In other tables, disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares of the company after the reverse stock split.

Before the Company has been able to file and clear through the Commission a Form 14C and before the Shareholders have approved the increase in authorized share capital, the pro-forma pre and post split issued and authorized share capital will be as follows.

	ISSUED		AUTHORIZED
CLASS	PRE	POST	PRE	POST
Common	17,499,270	583,309	100,000,000	3,333,333
Class "A" Pref	3,060,469	102,016	5,000,000	166,667
Class "C" Pref	103,143	103,143	103,143	103,143

After the Company has been able to file and clear through the Commission a Form 14C and after the Shareholders have approved the increase in authorized share capital, the pro-forma pre and post split issued and authorized share capital will be as follows.

CLASS	ISSUED	AUTHORIZED
Common		100,000,000
-existing shareholders	583,309
-former "A" holders	-
-former "C" holders	36,100,000
-former Oral debt holders	12,478,357
	49,161,666	100,000,000

Class "A" Pref	-	5,000,000
Class "C" Pref	-	-

Because of the Company has not been able to increase its authorized share capital it is unable to reserve the number of shares that are required under its contractual obligations.  Shares that are contractually issuable are as follows:

For Class “C” Preferred	36,100,000
For Class “A” Preferred –
For Oral Agreement Debt Holders	12,478,357
For Warrant Holders	1,250,000
Former officer and director note holder	10,251
TOTAL	49,838,608

•
Reconcile how the number of outstanding shares of common stock went from 82,079,504 shares as of March 24, 2009 (as disclosed on page 38) to 20,211,762 shares as of June 3, 2009 (as disclosed on the cover page of the Form 10-K/A).

The figures previously shown have been revised to reflect, on a post split basis the appropriate number of outstanding shares.    We have also revised the Consolidated Statements Of Changes In Stockholders’ Equity (Deficit) to reflect the reverse split.  The table on page 38 has been revised to show amounts on a post split basis and to explicitly indicate how the total Common Share Equivalents was determined.

Oral Agreements, page 13

6.       We note your disclosure about the oral agreements between the company and the holders of "predecessor debt." We further note your statement that these agreements pertain to debt in the amount of $1,993,450 (and estimated penalty and interest of $1,555,750). However, on page 13 you indicate that there is $2,047,974 of predecessor debt, of which $1,830,000 is convertible into shares of common stock.

•	Please clarify what portion of the predecessor debt is governed by these oral agreements.

One hundred percent (100%) of the debt is covered by the Oral Agreements.   The difference of $163,150 represents prior interest that was capitalized and added to the original debt.   The discussion on page 13 has been revised accordingly.

• Explain why you did not enter into written agreements with the parties.

The Company is cash starved and the cost of the merger has been more than anticipated.   Management chose to conserve scarce resources by choosing to be self-represented and not engage outside counsel to document these agreements.  Each of the debt holders and the company would have needed independent counsel, the cost of which exceeded the company’s current ability to fund.

•	Disclose whether interest is continuing to accrue on this debt and whether the oral agreements contemplate the accrual of additional interest or penalties.

The discussion was enhanced to indicate that interest and penalties cease to accrue.

•	Disclose when the participants are permitted to exchange their debt for shares of your common stock and indicate when management anticipates that they will do so.

The discussion was enhanced to explicity indicate that the underlying shares may only be issued once the authorized capital is increased.  Until a Form 14C is filed and cleared by the commission and shareholders approve the increase in authorized share capital the debt many not be converted.   These actions lay outside the control of the company and the narrative was enhanced to so indicate.

•	Disclose whether you currently have sufficient shares of unissued, authorized common stock to issue pursuant to these oral agreements.

The discussion was revised to include this disclosure.

Results of Operations for the Year Ended December 31, 2008 compared to the Year Ended December 31, 2007, page 13

7.	Please update your disclosure to reflect restated loss on derivatives and net loss balances.

Discussion was revised.

Liquidity and Capital Resources, page 13

8.
We note your response to comment three from our letter dated May 6, 2009. Please disclose the basis of management's belief that the company's cash needs should not exceed $200,000 in the next twelve months. Disclose the amount of "mandatory debt repayment" you reference on page 13 and identify which notes such payments pertain to. Also discuss the amount of funding you will need to expand your business as discussed elsewhere in your annual report. For example, discuss and quantify the funds required to develop into commercial products the microarray diagnostic tests identified in your business and risk factors section, including expenses for research and development, regulatory approval, marketing and laboratory facilities. In addition, discuss management's plans to address the ability of the company to continue as a going concern.

Discussion enhanced.

9.	As requested in comment four in our comment letter dated May 6, 2009, please disclose the material terms of your debt obligations.

We have endeavoured to enhance our disclosure to reveal all material terms of our debt obligations.

Arrayit Corporation, Consolidated Balance Sheets, page 17

10.
We note your response to comment five from our letter dated May 6, 2009. Your response implies that your restated derivative liability and accrued interest balances were already reflected in your balance sheet and were simply reclassified from accounts payable. However, your restated balance sheet reflects increases in all three balances, with the offsetting debits being charged to your accumulated deficit. Please advise and/or revise your disclosure to clarify the nature of these restatements.

The account payable of $4,796,835 consisted only Telechem (Arrayit) and did not include the $855,583 balance from IMHI for the period ended  Dec 31, 2007. Of the $855,583, $850,462 was accrued interest and $5,121 was unpaid bills by IMHI. The restated balance of $4,801,96 is correct after we breakout the $850,462 from it . See table below:

As originally reported	$4,796,835
IMHI AP unrecorded	$855,583
Adjusted AP Balance	$5,652,418
Reclassified to accrued interest	(850,462)
Correct AP Balance	4,801,956

11.
Please disclose the number of common shares issued, authorized, and outstanding, as well as their par or stated values. Further, expand your disclosure on page 31 to include the par or stated values of your Class A and Class C preferred shares along with the number of preferred shares authorized and outstanding.

The face of the balance sheet and Note 14 were revised.

Note 8 - Accounts Payable and Accrued Liabilities, page 26

12.	Your table does not appear to tie to your balance sheet. Please revise or advise. Also, please provide further detail as to the nature of these balances.

Table revised and expanded.

Note 10-Debt, page 27

13.
We note your disclosure that the discounted convertible notes payable due to SovCap in the amount of $405,300 have a face interest rate of 18%. However, the notes included as Exhibit 10.3 appear to have a face interest rate of 12%. Please explain this discrepancy or revise your disclosure accordingly. We further note your disclosure that the notes payable due to SovCap in the amount of $118,500 bear interest at 6% to 8%. However, certain of these notes included as Exhibit 10.3 appear to have an interest rate of 12%. Please explain this discrepancy or revise your disclosure accordingly.

Disclosure revised.

Derivative Liabilities, page 28

14.
You state that as a result of the conversion feature related to your SovCap notes in the amount of $405,300 being classified as a derivative liability, the company has determined that all existing outstanding convertible notes are also "subject" to EITF 00-19 and SFAS 133. Please clarify whether this means that you are accounting for the conversion feature on all of your outstanding convertible debt as a derivative liability. Specifically address additional $1,425,000 in convertible notes due to SovCap that are convertible into an indeterminate number of shares. Tell us how you considered the guidance in paragraph 11 of EITF 00-19 in calculating the derivative liability related to the conversion feature on your notes.

Disclosure on page 28 about Derivative Liabilities was revised to indicate that all material convertible debt has had their conversion feature treated as a derivative, including the $1,425,000 notes which were inadvertently not addressed in the previous discussion.

The guidance contained in EITF 00-19 paragraph 11 was employed by the Company as follows:

a)	The Company first acknowledged that EITF 00-19 and SFAS 133 were applicable

b)
The Company then determined that the convertible debt could be debt settled i.e. some but not all of the debt could be converted  into equity.   As the company lacked sufficient authorized share capital only a small portion could be converted into equity.

c)	The Company further determined that in addition to the SovCap notes the Series A and Series C preferred shares were convertible into common equity.

d)	The unresolved issued was then how to determine whether the Sovcap notes, the preferred shares or some portion of each should be reclassified as debt.

e)
The Company looked to paragraph 11 of EITF 00-19 to determine a methodology.  It concluded that the Company had consistently followed EITF 00-19 paragraph 11 option (b), which permits a reclassification of contracts with the earliest inception date.    The Series “A” preferred shares with their conversion option to common shares were the oldest outstanding applicable item. The Company elected to have the unissued authorized shares allocated to fullfil the conversion rights of the preferred shares.

f)	Accordingly all of the SovCap notes were treated as debt.

15.
Also tell us how you considered the guidance in paragraph 19 of EITF 00-19 when evaluating all other convertible instruments subject to that guidance. In that regard, please provide us with a table listing all of your instruments that are convertible into shares of your common stock (i.e., warrants, convertible debt, convertible preferred shares) as of your earliest balance sheet date through present, the date of issuance, earliest conversion date, the number of authorized shares available for issuance at that date, and whether a derivative liability or beneficial conversion feature was recognized as a result of the issuance.

The preamble to paragraph 19 states:

“The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the period the derivative contract could remain outstanding”

As the Company did not have sufficient authorized and unissued shares at any time during the reporting period, the Company determined that paragraph 19 was not applicable.

16.
Additionally, to help us better understand your disclosure, please provide a roll-forward of your derivative liability balance beginning with the opening balance for your fiscal year ended December 31, 2007. For each adjustment to your balance, please identify to what instrument the adjustment relates.

	Note Derivative	Warrant Derivative	Total
31-Dec-07	226,544	100,000	326,544

3/31/2008 (Gain)/Loss on Derivative	63,677	(87,392)	(23,715)
06/30/2008 (Gain)/Loss on Derivative	63,337	6,393	69,730
09/30/2008 (Gain)/Loss on Derivative	(54,629)	31,153	(23,476)
12/31/2008 (Gain)/Loss on Derivative	2,371,834	(1,195,233)	1,176,601
2008 (Gain)/Loss	2,444,219	(1,245,079)	1,199,140

Balance December 31, 2008	2,670,763	(1,145,079)	1,525,684

17.
You state that the fair value of your derivative instruments is estimated using the intrinsic value of the conversion feature on the convertible debentures. Please clarify how the intrinsic value was used in the calculation of fair value and confirm that you are recognizing these instruments based on their fair value as opposed to their intrinsic value. Explain your valuation methodology and assumptions used in your calculation in detail and tell us how you determined they were appropriate. Include reference to authoritative literature used as guidance.

Please refer to our response to item 18, item 16, and item 14 herein.

Note 15 - Reverse Merger Accounting, page 32

18.
It appears, based on your disclosure in this footnote, that 1,250,000 warrants issued to some IMHI noteholders were valued at $100,000 based on their intrinsic value at the date of issuance. However, your disclosure on page 28, where you discuss warrants, refers to 1,250,000 warrants issued during the same period that were valued in excess of $1.3 million, based on the Black-Scholes option pricing model. Please reconcile these disclosures and tell us how you determined the appropriate valuation methodology in determining the fair value of these warrants.

The 1,250,000 warrants were valued using Black Scholes pricing model and not intrinsic values as stated on the Note 15 footnote. Below are the variables input:

	Grant date 1/19/08	December 31, 2008
Estimated stock price	$0.01	$0.99
Exercise price	$.0.01	$0.01
Rick Free interest rate	2.86%	3.34%
Warrant lives in years	5	4.05
Expected Volatility	237%	361%

Item 9A. Controls and Procedures, page 33

19.
We note your response to comment 12 from our letter dated May 6, 2009. Please further amend your Form 10-K to include the disclosure required by Item 307 of Regulation S-K regarding your principal executive officer and principal financial officer's evaluation of disclosure controls and procedures.

We further amended our Form 10-K to include disclosure required by Item 307.

Item 15. Exhibits, Financial Statement Schedules, page 39

20.
We note your response to comment 14 from our letter dated May 6, 2009. Please explain why you have not filed as exhibits all of the agreements evidencing the material debt obligations reflected in Note 10. For example, we note that you have not filed all of the notes payable to SovCap, the notes payable to Wells Fargo or the notes payable to former TeleChem shareholders. These are just examples.

The Company considers debt in excess of 10% to be material.

The Wells Fargo debt was not deemed material and hence was not filed as a debt obligation.  Although material in aggregate none of the individual TeleChem shareholder loans was material in of itself.

The Company believes that it has filed all material SovCap agreements.  To assist the Commission, the Company has prepared the following chart to indicate when each note was filed as an exhibit.

Description	Dated Filed	Exhibit Number	Exhibit to		Face Value	Interest Rate	Conversion Ratio
SovCap Equity Partners, Ltd. - Ceristar Nov 25, 2003	2009-06-04	10.3	10-K/A		$175,000	12%

Recap Marketing, 1,250,000 stock purchase warrant, Jan 19,2008	2008-11-25	10.1	8-K/A

SovCap Promissary Note,	2006-04-188	10.4	10 KSB		$305,800	12%

SovCap sample of 13 notes dated Aug 21, 2003 to Sept 8, 2004	2005-04-15	10.9	10 KSB		$762,800	12%	.75 X average bid

Senior notes	2005-02-25	n/a	8	K	$1,425,000	8%	.85 X average bid

21.
Please include each agreement evidencing your material debt obligations as a separate exhibit to your Form 10-K. Please revise your exhibit index to clearly identify each note filed as an exhibit to your Form 10-K, including a reference to the date of the agreement and the parties to the agreement. Please file these documents as exhibits to your Form 10-K (instead of including them as part of your Form 10-K document).

As requested we are REFILING these agreements as exhibits and have revised the exhibit index.

22.
Please correct the reference in your exhibit index to Exhibit 10.2 to refer to the correct exhibit number and filing date with respect to the Form 8-K you incorporate by reference. Please also correct footnotes (2) and (3) on page 39 to disclose the date on which the relevant exhibit was filed.

The exhibit list and references were revised.
Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009 Condensed Consolidated Unaudited Balance Sheets, page 4

23.	Your balance sheet does not appear to reflect restated balances for the period ended December 31, 2008. Please revise your financial statements to reflect restatements.

The December 31, 2008 Balance Sheet numbers were revised to correspond with the December 31, 2008 Balance Sheet included as part of Amendment 2 to Form 10-K.

Item 2. Management's Discussion and Analysis, page 15

24.
We note your statement in Note 7 to the unaudited financial statements that the warrants for 1,250,000 shares of common stock were cancelled subsequent to the "debt settlement." You further disclose in Note 7 and on page 19 under "Results of Operations" that the company recorded a loss on extinguishment of debt of $12,834,898. Please disclose when the debt settlement occurred and the terms of the settlement. This disclosure should include, but not be limited to, an explanation of whether this settlement fulfills all of the company's obligations under each of the oral agreements the company entered into in February 2009. It should also clearly identify which warrants and debt were eliminated pursuant to this transaction.

The Company inadvertently referred to a cancellation of the warrants when it was the surrender of preferred series “A” shares held by the Oral Agreement debt holders that was indeed surrendered for cancellation.  The disclosure has been revised accordingly

Liquidity and Capital Resources, page 19

25.
Revise this section to provide full and meaningful disclosure of your liquidity and capital resources as required by Item 303(a)(1) and (2) of Regulation S-K. In your discussion, address the apparent settlement of some of your debt obligations as well as management's plans to address the ability of the company to continue as a going concern. Also discuss the amount of funding you will need to expand your business. For further guidance, refer to Section IV of SEC Release No. 33-8350, Commission Guidance on Management's Discussion and Analysis of Financial Condition and Results of Operations, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

The disclosure was enhanced.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 22

26.	Tell us in your response letter why you did not disclose the apparent issuance of over 12 million shares of common stock upon the settlement of debt.

We issued 2,712,500 between March 13 and March 16, 2009.   The Company should have included this in Item 2 and has amended Form 10-Q appropriately.  We were unable to issue the balance of the 12,478,357 as there was insufficient authorized capital.

Item 3 - Defaults Upon Senior Securities, page 22

27. Provide the disclosure required by this item of Form 10-Q in this section.

We have enhanced the disclosure to reflect the defaults of senior securities.

All persons who are responsible for the accuracy and adequacy of the disclosure in the filing have undertaken be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. The company and its management understand that they are in possession of all facts relating to a company’s disclosure and they are responsible for the accuracy and adequacy of the disclosures they have made.

Very truly yours,

/s/ Robert L. Sonfield, Jr.

Robert L. Sonfield, Jr.
Managing Director

Cc:   Rene’ Schena, Chief Executive Officer

        Arrayit Corporation